Exhibit 99.1

Disclaimer

This presentation includes statements of future events, conditions, expectations, and projections of Fusion Fuel Green plc (the “Company,” "we,” “us” or “our”). Such statements are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, estimates and projections of future performance, which are based on numerous assumptions about sales, margins, competitive factors, industry performance and other factors which cannot be predicted. Such assumptions involve a number of known and unknown risks, uncertainties, and other factors, many of which are outside of the Company’s control, including, among other things: the failure to obtain required regulatory approvals; changes in Portuguese, Spanish, Moroccan, or European green energy plans; the ability to obtain additional capital; field conditions and the ability to increase production capacity; supply chain competition; changes adversely affecting the businesses in which the Company is engaged; management of growth; general economic conditions, including changes in the credit, debit, securities, financial or capital markets; and the impact of any adverse public health developments on the Company’s business and operations. Should one or more of these material risks occur or should the underlying assumptions change or prove incorrect, the actual results of operations are likely to vary from the projections and the variations may be material and adverse.

The forward-looking statements and projections herein should not be regarded as a representation or prediction that the Company will achieve or is likely to achieve any particular results. This Presentation does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt, or other financial instruments of Fusion Fuel.

The Company cautions readers not to place undue reliance upon any forward-looking statements and projections, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Financial Update Presentation

The Company’s consolidated financial data discussed herein is prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”) and is denominated in Euros (“EUR” or “€”). The numbers discussed in this management letter have not been audited and therefore may vary to the final financial results disclosed by the Company as part of its annual report on Form 20-F described below. The unaudited consolidated financial data reflects, in the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement of the Company's financial data for the periods indicated. The unaudited consolidated financial data should be regarded in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2022, included in the Company's Annual Report on Form 20-F for the year ended December 31, 2022.

Use of Social Media as a Source of Material News

The Company uses, and will continue to use, its LinkedIn profile, website, press releases, and various social media channels, as additional means of disclosing information to investors, the media, and others interested in the Company. It is possible that certain information that the Company posts on social media or its website, or disseminates in press releases, could be deemed to be material information, and the Company encourages investors, the media and others interested in the Company to review the business and financial information that the Company posts on its social media channels, website, and disseminates in press releases, as such information could be deemed to be material information.

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Dear Shareholders,

The past year was one defined by both challenges and triumphs for our company, largely mirroring the broader landscape of the dynamic green hydrogen industry. Amidst the turbulence, one overarching theme emerged: positioning for long-term, sustainable success. Throughout the year, we achieved several critical milestones that underscore the meaningful progress we have made towards building a best-in-class green hydrogen company. Notably, we celebrated the recognition of our first revenues, forged strategic partnerships and secured two hydrogen offtake contracts. However, perhaps the most significant breakthrough came with the commercialization and initial sales of our HEVO-Chain solution, which will be a catalyst for substantial growth, particularly as we look ahead to 2024 and beyond.

Yet, we would be remiss not to acknowledge the hurdles we encountered along the way. Early in the year, we made the difficult yet necessary decision to revise our 2023 revenue guidance, in recognition of the slower-than-expected development of the green hydrogen value chain and downstream demand (something we recognized early in 2023 when we discontinued the HEVO-Sul project due to regulatory and licensing delays). The challenges we faced were not unique to our company but reflective of the broader industry's struggle to navigate a period of significant transformation and maturation.

Despite long-term, structural tailwinds supporting the prospects of the green hydrogen opportunity, our industry has encountered substantial growing pains typical of a new and high-velocity market. What was expected to be an inflection point in the evolution of the hydrogen value chain has instead proven to be one of uneven and inconsistent growth. The infrastructure bottleneck continues to pose a fundamental hurdle in the development of large-scale hydrogen production, and while the policy and regulatory landscape has begun to coalesce, we have not yet seen that translate to a significant acceleration in deployment. In parallel, electrolyzer technology globally has not yet proven that it is ready for deployment at large scale, as evidenced by several project shutdowns in Europe and North America, along with more general questions surrounding electrolyzer reliability, durability, and performance. These factors contributed to a challenging market environment in 2023, although we did see a significantly more active green hydrogen market in Europe over the second half of 2023.

We are confident that these do not represent structural challenges but rather short-term obstacles, ones which offer opportunities for strategic differentiation. We believe that the steps taken throughout 2023 and in early 2024 have significantly strengthened our market positioning and extended our competitive advantage:

•	Our modular, plug-and-play HEVO-Chain technology positions us as a credible player in the small-to-mid-scale project segment, mitigating some of the underlying concerns facing larger commercial endeavors.
•	Our low burn rate means that we are well-equipped to weather periods of slower-than-expected commercial activity than many of our peers, some of whom are only now embarking on cost reduction initiatives.
•	Our portfolio of development projects continues to provide considerable value to the company, serving as both a built-in pipeline for technology sale opportunities and a source of vitally important grant funding. This complementary approach not only diversifies our revenue streams but also mitigates risk, providing us with a solid foundation for sustainable growth.

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•	Our track record of project delivery and ongoing technical performance, along with our in-house engineering and project development capabilities, positions us as a strong provider of end-to-end green hydrogen solutions.

Financial Update

Our current capital position, which has been a source of concern for both the Company and our shareholders, can be broken down into three sub-categories:

•	ATM – during February 2024, and particularly after the European Commission’s acceptance of our HEVO-Portugal project as an Important Project of Common European Interest (‘IPCEI’), we raised net proceeds of $6.4 million through our ATM program at an average sales price of $2.73/share (with $5.9 million raised on February 16 alone at an average sales price of $3.05/share). While we have been reluctant to aggressively utilize the ATM facility in the past, the extraordinary trading volume following the IPCEI announcement allowed us to place shares into the market at meaningfully more attractive terms relative to the short-term bridge financing options that we had been considering at the time. The proceeds from these sales, along with expected operating inflows from grants and client business over the coming months, provide us with some much-welcomed “breathing room” as we look to further strengthen the Company´s capital position.
•	Macquarie facility – as previously disclosed, we entered into a Securities Purchase Agreement with a Macquarie Group company as lead investor in November 2023 pursuant to which we may sell up to $20 million of convertible promissory notes to the investor upon the satisfaction of certain conditions. We have agreed with Macquarie upon the size of the first tranche of the facility ($1.15 million) and are working to satisfy the remaining conditions with a goal of completing the first drawdown under the agreement by the end of the first quarter of 2024.
•	EGM notice – as you will have seen, we filed a notice for an Extraordinary General Meeting (‘EGM’) of the Company’s shareholders which will take place on March 20, 2024. Under Irish law, the Company must have authority from its shareholders to issue any securities. The Company’s shareholders previously authorized the Company to issue securities of up to 20% of the issued ordinary shares of the Company during any calendar year, equivalent to 2,952,994 shares. The Company has determined that it would be in its best interest to seek approval from shareholders to provide the Company with authority to issue securities above and beyond this 20% cap. The reason we are making this request now is that, while February’s ATM sales have meaningfully extended our runway, we no longer have ample room to maneuver whilst remaining under the 20% threshold. We continue to believe that uncertainty around our capital position is the greatest concern of the market and that resolving the capital constraint will remedy our long-standing valuation disconnect relative to our peers. As we have noted in previous updates, we have been exploring multiple options to further solidify our capital position, which may entail selling securities in excess of this cap. It is imperative that the Company is able to move quickly and decisively in the event of a prospective capital raise or strategic partnership, lest we risk jeopardizing a transaction while we await shareholder approval. As management and the board are amongst the largest holders of Fusion Fuel securities, rest assured that we are sensitive to the dilutive impact any significant financing would have on existing shareholders and are therefore motivated to ensure that any equity offering we consider creates meaningful long-term value for the Company and its shareholders.

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Guidance

During the fourth quarter of 2023, we recognized revenue of €1.6 million with respect to our project with CSIC, bringing the total revenues for 2023 to €4.1 million. The gap to our revenue guidance is related to delays in being able to deliver product during the fourth quarter, which we had alluded to as part of our third quarter update. Our total client billings for 2023 amounted to €4.7 million. When issuing our 2023 revenue guidance, we had expected to invoice the final phase of our CSIC project, but revenue will instead now be recognized during 2024.

Looking ahead, we are maintaining our revenue guidance of €34 million for 2024. This is based on approximately €7 million of signed contracts and another €27 million of project and technology sales currently in negotiation. In addition, we are seeing an increasing contribution from our Engineering Services group, with approximately €12 million of the targeted €34 million of client bookings forecasted in 2024 to come from Engineering Services and balance of plant equipment supply.

We performed a rigorous review of our cost base during 2023. From cost of materials to general operating costs, we identified savings to be made and are already seeing the benefits of this review with a reduced cost base in 2024. Our SG&A for fiscal 2023 was €5 million lower than what was recorded during fiscal 2022. The main drivers of this decrease compared to 2022 relate to reductions in personnel costs (€1.4 million), impairments related to our Evora project (€3.1 million) and professional fees (€0.5 million). With our revised cost base, we are forecasting SG&A of between €14 - €16 million for fiscal 2024, which would represent a further reduction compared to 2023.

Fourth quarter results:

•	Customer inflows: €2.14 million was received from clients related to technology sale contracts.
•	Grant funding: €2.6 million was received, of which €0.9 million was from our C-14 and €1.7 million from our C-5 grant awards previously approved by the Portuguese Government as part of Component 5 and 14 of their Recovery and Resilience Plan.

Cash outflows during the fourth quarter of 2023 included investment of €2.1 million in procurement, production, investment in our Benavente production facility and research & development of our HEVO technologies. This represents a reduction of €1.5 million compared to the third quarter of 2023.

Our compensation expenses were reduced during the fourth quarter of 2023 as our headcount was lower when compared to previous quarters. We also continued to reduce our other operating expenses during the fourth quarter, with reductions in legal, travel, and consulting fees. Out of the grant income received during the fourth quarter of 2023, we were able to allocate €1.6 million against our personnel costs for 2023.

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As noted above, we undertook a thorough review of all components comprising our inventory during the second half of 2023. We recorded a net increase of €6.4 million to the impairment charge as well as an impairment of €3.3 million relating to one of our development projects during the fourth quarter of 2023. These significant impairments relate to specific components manufactured to legacy design for which negotiations with prospective buyers have stalled. Management has therefore decided to impair the full value until such a time that we have further certainty on our ability to sell or even scrap these materials. The recovery value of these components is still to be determined, but at this time we have decided to impair the full value. Since this process started, we have received €0.4 million through the sale or scrapping of these legacy components.

At quarter-end, the value of net assets amounted to €3.9 million, which represents a decrease of €11.6 million on the value at the September 30, 2023, mainly driven by the reduction to inventory, increase to our inventory related provisions and impairment charges. Our cash balance was €1.2 million as of December 31, 2023.

Commercial Update

In the fourth quarter of 2023, we highlighted a significant milestone with the first instance of repeat business following the announcement of two separate 1.25 MW projects for a single client in Portugal. As our technology sales are currently primarily focused on sub-10 MW projects, often starting with a small-scale proof-of-concept, we believe repeat business will be a key driver of scalability in our business moving forward. In fact, many of the opportunities we are currently pursuing, as well as prospects with whom we are engaged in discussions, already contemplate multiple projects in the pipeline. This underscores the pivotal role repeat business will play in our growth strategy moving forward.

Central to the repeat business model is our role as a trusted advisor and partner to our clients, guiding them through every stage of the project lifecycle. Our ability to offer comprehensive support has been instrumental in cultivating strong relationships with many of our clients, a critical asset in a new industry where expertise is scarce. Looking ahead, we expect to build on these initial successes by further strengthening our commercial and engineering areas, with plans to deliver six or seven full green hydrogen plants in 2024.

As we have previously noted, our in-house engineering capability has proven to be a valuable and complementary addition to our portfolio. This is an offering that emerged largely out of necessity – there simply was not enough hydrogen-specific engineering expertise in the market, so we had to develop it ourselves, cutting our teeth at our demonstration project in Evora and at our pioneering solar-to-hydrogen refueling project for Exolum in Madrid. These experiences served as our training ground, allowing us to hone our skills and solidify our position as an early leader in the field.

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As a result, Engineering already represents a material revenue stream for the Company and a potential driver of significant growth by showcasing our ability to provide end-to-end solutions. We expect our engineering services to generate approximately €2 million in equipment sales and approximately €10 million in balance of plant sales. Given the scarcity of expertise in this space, we believe our unique ability to offer a full suite of services – project advisory, engineering support, procurement, construction, commissioning and O&M – positions us as a trusted partner in the industry. Finally, by using our engineering services to support new players as they navigate the complexities of green hydrogen plant development, we aim to cultivate enduring client relationships that will contribute to our long-term success.

In February 2024 we were notified that our Sines Hydrogen Valley project was one of 33 projects designated as an “Important Project of Common European Interest” as part of the Hy2Infra program, the third in a series of hydrogen IPCEIs published to date. This prestigious recognition underscores the significant contribution our project is poised to make towards Portugal’s hydrogen ambition, as well as its potential to catalyze growth within the broader Portuguese economy. It also affirms the project’s role in advancing the cross-European vision for an integrated and vibrant green hydrogen economy.

This was a process that we kicked off in the first half of 2020, beginning with a submission to the Portuguese government. Following a lengthy due diligence process administered by the government, the project was selected and submitted for consideration to the European Commission. Over the course of nearly two years, our teams diligently responded to inquiries and provided clarification; however, throughout this period, we refrained from extensively discussing the project due to its enormous scale, recognizing the potential distortion it could introduce to our business plan. Suffice it to say, we are thrilled that our effort was rewarded, and the project merits were validated.

The HEVO-Portugal project – along with its IPCEI designation – is what we have considered as Phase III (530 MW) of our overall Sines project portfolio of 630 MW. The other projects include our C-14 project of 10 MW and the C-5 project of 90 MW, which have already been awarded a combined €32 million through the two related components of Portugal´s Resilience & Recovery plan. This is a truly ambitious project, one which includes in its scope the production of green ammonia and the export of a portion of that output to the Netherlands. While Fusion Fuel is the lead developer of the project, given its size and complexity, it will be executed alongside multiple strategic partners. Despite the IPCEI designation, there are still many items to be worked on, all of which will take considerable time and attention. The quantum and allocation of project investment across the various stakeholders will only be determined when the project reaches FID, a milestone which will take many months to complete. It is reasonable to expect this project to advance into the construction phase in 2026 and only be completed and commissioned in 2028/29.

Still, the IPCEI designation carries with it several immediate benefits for our project and the Company more broadly. For example, it grants us the ability to engage in bilateral agreements with local governments for financial support for the HEVO-Portugal project, along with potential financing and advisory support from the European Investment Bank. In the new and emerging green hydrogen economy, the ability to secure financing for large-scale projects is a rare commodity and a critical condition to ensure economic viability. We have already advanced this project from a concept to a desirable asset with several key pieces on the board, and this designation provides our Sines Hydrogen Valley with a significant tailwind. As the lead developer, we will continue to mature the project and look to create value every step of the way; however, given its size and scope, we must also continue to evaluate the optimal use of capital at each stage.

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The IPCEI project is a transformative development for Fusion Fuel, one which we expect will drive enormous value for the Company, not only in terms of future revenues, but also as we engage with counterparts who represent potential long-term, strategic partners. The meticulous due diligence process by the European Commission and the successful recognition of this cornerstone project has already been seen as a major credibility milestone for the Company in discussions with third parties. We expect this to continue as we progress with the development projects in our portfolio and deliver on multiple initiatives across Southern Europe in 2024.

Conclusion

After four years of diligent effort and anticipation surrounding the IPCEI decision, we must acknowledge that it certainly feels like a “before and after” moment for our Company. The approval of this project is a true game-changer for Fusion Fuel and the entire green hydrogen industry in Portugal. Coupled with the remarkable surge in market momentum we have experienced in projects emerging from conceptual design to concrete engineering and planning phases, we find ourselves emboldened and with a renewed determination to propel Fusion Fuel forward in the global green hydrogen movement.

Recognizing that the green hydrogen market will evolve incrementally rather than through straight line growth, we are confident in our ability to navigate these stages successfully. With our differentiated electrolyzer solution, world-class green hydrogen engineering expertise, strategic project portfolio and broad tech sales pipeline, we are confident Fusion Fuel is poised for accelerated growth. As we look to the future, we eagerly anticipate seizing the opportunities that lie ahead, solidifying our position as a driving force in the green hydrogen landscape.

Yours Sincerely,

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Q4 HIGHLIGHTS & FINANCIALS

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Key Developments in 2023

▪	Entered into green hydrogen offtake agreements with Dourogas and Hydrogen Ventures
▪	Entered into partnership agreements with Toyota Material Handling España, Duferco Energia, and Elemental Clean Fuels
▪	Awarded ~€17 million in project grant funding
▪	Commercialized turnkey, modular HEVO-Chain solution for a global leader in the building materials industry
▪	Headcount has reduced by ~30% from highest point in 1Q23; operating costs have reduced 22% year over year
▪	Published inaugural ESG Report
▪	Recognized first revenues; cumulatively booked €4 million in 2023

Subsequent Events

▪	Received notification of IPCEI approval from European Commission for 630 MW HEVO-Portugal Project
▪	Raised ~€6 million from at-the-market program to strengthen capital position
▪	Awarded €1.015 million grant from European Commission as part of H2tALENT consortium

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Key Figures1

Key Financial results / metrics (€’000)	4Q 2023	3Q 2023
Profit/loss
Revenues	1,637	2,507
Cost of goods sold	(10,769)	(3,178)
SG&A	(2,107)	(4,682)
Pre-tax loss	(12,269)	(4,043)

Balance sheet
Non-current assets	32,966	36,760
Cash balance	1,161	1,025
Inventory	3,786	11,924
Trade payables	12,946	13,428
Equity	3,868	15,441

Employees
Headcount at end of period (FTE)	124	142
Production staff : Non-production staff	53 : 71	52 : 90

Grants
Grants Approved	61,015	60,000
Grant Payments Received to date	11,353	8,803

1 Please refer to our more detailed investor presentation for further detail on our financial results for the fourth quarter of 2023.

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2024 Guidance

1 As noted previously, revenue recognition does not always follow sales/inflows so the revenue recognized may not equate to sales made.

Projections are based on the financial and business model of Fusion Fuel, constitute “forward-looking statements”, and involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different. See disclosures and disclaimers at the start of this presentation.

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Executive Offices

Ireland

Fusion Fuel Green Plc.

The Victorians

15 - 18 Earlsfort Terrace

Saint Kevin's - Dublin 2

Ireland

contact@fusion-fuel.eu

Portugal

Fusion Fuel Portugal

Rua da Fábrica, S/N, Sabugo

2715-376 Almargem do Bispo

Portugal

contact@fusion-fuel.eu

Shareholder Inquiries

Information about the firm, including all quarterly earnings releases and financial filings with the U.S. Securities and Exchange Commission, can be accessed via our Web site at www.fusion-fuel.eu

Shareholder inquiries can also be directed to Investor Relations via email at

ir@fusion-fuel.eu

Transfer Agent and Registrar for Ordinary Shares

Questions from registered shareholders of Fusion Fuel Green Plc. regarding lost or stolen stock certificates, dividends, changes of address, and other issues related to registered share ownership should be addressed to:

Continental Stock Transfer & Trust Company

1 State Street

New York, NY 10004

Attn: Ana Gois

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